FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Q5 Smartphone Launches in Canada	2.

Document 1

  NEWS RELEASE
July 30, 2013

FOR IMMEDIATE RELEASE
BlackBerry Q5 Smartphone Launches in Canada

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that the newest BlackBerry® 10 smartphone, the BlackBerry® Q5 smartphone, will arrive in Canada on August 13, 2013. The new smartphone will be available from authorized partners Bell, Fido, Koodo, Sasktel, TELUS, and Virgin Mobile Canada, as well as retail stores Best Buy Canada, Future Shop, Target, TBooth Wireless, The Mobile Shop, The Source, Walmart, and WIRELESSWAVE, across the country.

The BlackBerry Q5 smartphone features a QWERTY keyboard in a stunning, youthful design that radiates confidence. With its dual core 1.2GHz processor, vibrant touchscreen and 4G/LTE network support, the BlackBerry Q5 smartphone offers a smooth, fast and rich browsing experience. Its messaging and social networking features enable customers to have fun, create, share and stay connected, while on the move.

Available in two colour models in Canada – Black and Pure Red* – the BlackBerry Q5 smartphone offers a powerful and unique mobile computing experience with its cutting-edge BlackBerry 10 functionality. Features and apps work seamlessly together, allowing customers to flow easily from one activity to the next. With its classic QWERTY keyboard re-engineered for optimized typing and its 3.1” touchscreen, the BlackBerry Q5 smartphone gives you the best of both worlds.

Andrew MacLeod, Managing Director for Canada at BlackBerry said, “Canada is our home, and bringing the BlackBerry Q5 smartphone here is a testament to our strong partner support and ongoing commitment to delivering innovative technologies that enable Canadian enterprises and consumers to improve how they connect and communicate.”

Offering superior business productivity features, market-leading enterprise security and a fast, effortless experience, the BlackBerry Q5 smartphone is a perfect mobility solution for any Canadian organization. For enterprise customers who want to upgrade to BlackBerry 10 and BlackBerry® Enterprise Service 10, the BlackBerry Q5 smartphone is a powerful and cost-effective device to roll out across any organization.

The BlackBerry Q5 smartphone comes with BlackBerry 10 version 10.1. As part of the BlackBerry 10 experience, a peek into the BlackBerry® Hub lets you stay close to what’s important to you without stopping what you’re doing. Create the perfect shot every time with the camera Time Shift mode, tell your story using BlackBerry® Story Maker, and instantly share updates with friends on Facebook® and Twitter®. Use BBM™ Video with Screen Share to connect with contacts**, and visit the BlackBerry® World™ storefront to discover the more than 120,000 available apps.

For more information on the BlackBerry Q5 smartphone, please visit http://ca.blackberry.com/

* The Pure Red model available from Virgin Mobile Canada.
** Compatible BlackBerry 10 smartphones, Wi-Fi, 4G or HSPA+ connection required. Additional restrictions apply, visit blackberry.com for details.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

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BlackBerry Media Relations:
Kiyomi Rutledge
krutledge@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 30, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO